

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

September 30, 2019

Prof. Ugur Sahin, M.D.
Chief Executive Officer
BioNTech SE
An der Goldgrube 12
D-55131 Mainz, Germany

> **Re: BioNTech SE**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.1 through 10.38**
> **Filed September 9, 2019**
> **File No. 333-233688**

Dear Prof. Sahin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Eric Blanchard, Esq.